# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lifeway Foods, Inc., CIK 0000814586
CUSIP: 531914109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6431 W Oakton, Morton Grove, Illinois (IL), 60053
Date of event which requires filing of this statement: 01/17/2025
Amends the filing with accession number 0001683168-24-005690
Filed by CIK 0001227847
Persons authorized to receive notices and communications: Edward Smolyansky, 1219 N Wells St, Chicago, Illinois (IL), 60610, (847) 967-1010

## Reporting persons
- Ludmila Smolyansky (CIK 0001227848): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 993,166; shared voting power 75,000; sole dispositive power 993,166; shared dispositive power 75,000; aggregate amount beneficially owned 1,068,166 (7.2% of the class)
- Edward Smolyansky (CIK 0001227847): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,604,975; shared voting power 575,000; sole dispositive power 2,604,975; shared dispositive power 575,000; aggregate amount beneficially owned 3,179,975 (21.5% of the class)
- The Edward Smolyansky Trust 2/2/16: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,233,333; shared voting power 0; sole dispositive power 1,233,333; shared dispositive power 0; aggregate amount beneficially owned 1,233,333 (8.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Lifeway Foods, Inc.
Address of issuer's principal executive offices: 6431 W Oakton, Morton Grove, Illinois (IL), 60053

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On February 3, 2025, Ludmila Smolyansky and Edward Smolyansky issued a press release regarding a lawsuit filed against Mr. Smolyansky by Julie Smolyansky, the Chief Executive Officer of Lifeway Foods, Inc. (the "Company") and confirming Mrs. Smolyansky and Mr. Smolyansky's goals with respect to the Company's management and board of directors. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of February 6, 2025, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (i) Ludmila Smolyansky may be deemed to be the beneficial owner of 1,068,166 shares of Common Stock, representing approximately 7.2% of the outstanding shares of Common Stock, (ii) Edward Smolyansky may be deemed to be the beneficial owner of 3,179,975 shares of Common Stock, representing approximately 21.5% of the outstanding shares of Common Stock, (iii) the Edward Smolyansky Trust may be deemed to be the beneficial owner of 1,233,333 shares of Common Stock, representing approximately 8.3% of the outstanding shares of Common Stock, and (iv) the Filing Persons together may be deemed to be the beneficial owners of an aggregate of 4,173,141 shares of Common Stock, representing approximately 28.2% of the outstanding shares of Common Stock. The foregoing percentage calculations were based on 14,816,470 shares outstanding as of November 6, 2024, as reported by the Company on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, as filed with the SEC.
Number of shares as to which each person has sole or shared power to vote or dispose: Ludmila Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 993,166 shares of Common Stock, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 75,000 shares of Common Stock held by the Ludmila and Edward Smolyansky Family Foundation, of which Ludmila Smolyansky is a director. Edward Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 2,604,975 shares of Common Stock, which includes the 1,233,333 shares beneficially owned by the Edward Smolyansky Trust and 100,000 shares held by his son, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock held by Smolyansky Family Holdings LLC, over which Edward Smolyansky and Julie Smolyansky share voting power and dispositive power, and 75,000 shares of Common Stock held by the Ludmila and Edward Smolyansky Family Foundation, of which Edward Smolyansky is a director. Each of Ludmila Smolyansky and Edward Smolyansky disclaims beneficial ownership of the 75,000 shares held by the Ludmila and Edward Smolyansky Family Foundation. Edward Smolyansky disclaims beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein, and disclaims beneficial ownership of the shares held by his son. The Edward Smolyansky Trust has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 1,233,333 shares of Common Stock.
Transactions in the class effected during the past sixty days: There have been no transactions in the shares of Common Stock by any of the Filing Persons during the past sixty days, other than the sales of shares beneficially owned by Ludmila Smolyansky, including the sales of (i) 15,000 shares on January 3, 2025, (ii) 45,000 shares on January 6, 2025, (iii) 30,000 shares on January 13, 2025, (iv) 10,000 shares on January 15, 2025, (v) 7,692 shares on January 16, 2025 and (vi) 12,034 shares on January 17, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Press Release issued February 3, 2025

## Signatures
- Ludmila Smolyansky: /s/ Ludmila Smolyansky, Ludmila Smolyansky (02/06/2025)
- Edward Smolyansky: /s/ Edward Smolyansky, Edward Smolyansky (02/06/2025)
- The Edward Smolyansky Trust 2/2/16: /s/ Edward Smolyansky, Edward Smolyansky, Trustee (02/06/2025)